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Top Skills

Healthcare Management

Behavioral Health

Clinical Research

Certifications

Master's Addiction Counselor

Six Sigma Black Belt

Lean Six Sigma

Licensed Social Worker

Master Certificate - Six Sigma (Healthcare)

Honors-Awards

Peer Reviewer

Peer Reviewer

Alzheimer's Task Force Member

Honored Professional

Publications

Improving Self-Esteem Through Art for Incarcerated Youth

The Efficacy of Goodmark Medical's Solution Using the BAM Labs® Smart Bed TechnologyTM in the Prevention of Pressure Ulcers

Evaluating the Quality of Life of Long Term Care Residents with Dementia

Effectiveness of a Flex Orthotic Splint on Hand Range of Motion for Older Adults

Protecting Wanderers

Jeff Beaty

Executive Director – Healthcare Management | Project planning & scheduling | Business Expansion | Clinical Research | Relationship Building | Market Analysis | Staff Training | Team Leadership | Client Service
La Grange, Kentucky, United States

Summary

Every business needs a top talent; this is where I come into play.

I am accomplished executive with comprehensive experience in the healthcare industry. I am skilled in utilizing "leading from the front" management style for incorporating innovative business operational strategies to build and lead company in competitive markets, while attaining overall organizational targets.

What makes me stand out are my solid expertise in cultivating strategic relationships with leaders to facilitate key business initiatives. I am an innovative visionary focused on executing innovative ideas to define business mission, integrate resource strengths, and improve business efficiency.

I have demonstrated exceptional communication and interpersonal skills combined with the ability to foster and strengthen strong links with key decision-makers and business clients. Employees recognize me for building high-performance teams by hiring, developing, and motivating skilled professionals. I am strong engaging professional, known for being creative, open-minded, enthusiastic, and hands-on. My specialties are:
- Healthcare Management
- Project Governance & Control
- New Business Development
- Clinical Research & Development
- Strategic Planning & Evaluation
- Client Relationship Building
- Market Research & Analysis
- Team Training & Leadership
- Excellent Customer Service

I have prominent career marked with consistent record of top work performance and achievements. I have proven my ability to quickly comprehend and communicate complex situations and structures while promoting effective governance and positive change that improved productivity, efficiency, and revenues.

While others take pride in meeting all standards set before them: my passion is for delivering service that goes beyond organizational expectations, creating a win-win scenario for everyone involved.

Experience

ReMIND Health Group
Administrator
July 2020 - Present (2 years 2 months)
Louisville, Kentucky, United States

Throughout my professional career as Administrator, I am designing and maintaining departmental structure, while explaining roles to aid the organization. Also, I am controlling all endeavors regarding delivering admirable oversight and mentoring clinical therapists, medical clinicians, and direct care staff to ensure a stronger organization. Besides these, I am aligning and monitoring CARF certification process along with state survey methods and visits.
• Optimized clinical program efficiency by implementing changes for a myriad of conditions, to include dementia, substance use disorders, and mental health disorders.
• Enhanced organizational productivity revenue growth by improving sales and increasing financial returns by 30%+.
• Recognized for evaluating potential patients to ensure the program for their identified physical and mental health needs.
• Contributed to the success of company progression by explaining key objectives and requirements.
• Delivered recommendations on program and strategic policy development, execution, and assessment.

Signature HealthCARE
16 years 4 months

Chief Research Officer (CRO) (Signature Research Institute)
February 2011 - June 2020 (9 years 5 months)
Louisville, Kentucky, United States

Aiming to attain set objectives, I have utilized superior level expertise to manage overall assessment and development of healthcare solutions, while leading clinical research settings. Also, I have steered the research analyses sessions within the signature healthcare. Additionally, I have identifying key area of research for the company to improve knowledge in healthcare areas. Beside these, I have performed a variety of tsks, including determining sources of funding, drafting proposals, and submitting funding applications. As well as, I leveraged research results to draft reports, papers, and reviews, while presenting findings in journals and conferences. By collaborating closely with research teams from universities, industry stakeholders, and governmental agencies. I have presented and published results to the executive committee.

• Nurtured relationships with Universities (UNC, University of Louisville, Indiana University, and Brown University) and CMP grants for conducting tests of theories for healthcare application and practice in real-world situations.
• Spearheaded all operational activities research projects from inception to completion within the agreed budget and timeframe to achieve specific objectives.
• Known for exploring the research goals, producing methods, and setting budgets for the organization along with identifying research methods, variables, data collection techniques, and analysis methods.
• Delivered active functional support in the interpretation of the data, produced reports discussing research findings, and provided recommendations at the end of the project.

Behavioral Health Officer
November 2004 - June 2020 (15 years 8 months)
Louisville, Kentucky, United States

I have played a key role as COO Behavioral Health Division, leading the implementation of behavioral health into all functional areas of clinical healthcare model, while ensuring clinical leadership and health education to 130+ long-term care facilities. As well as, I have evaluated clients with major neurocognitive disorders, dementia, mental health. Although, I achieved the healthcare and behavioral health needs of the clients by facilitating in inter-operation of medical policy for associates.

• Acknowledged for leveraging both neurologic and psychiatric methods to design an effective model of care for clients with dementia and mental health that resulted in increasing overall function and brain health.
• Developed and implemented financial model for new business units, including defining strategy and business plan for multiple healthcare facilities.

• Accelerated clinical outcomes by leading caregiver education for best clinical practices, pharmacy utilization, and quality improvement.
• Formulated and applied mental health model within a standard nursing home environment to increase profits.

Administrator
March 2004 - June 2020 (16 years 4 months)
Louisville, Kentucky, United States

Utilizing my broad scope of industry knowledge, I have added skilled nursing facilities and behavioral health programmatic functions across the facilities by providing exemplary supervision. I have rendered superior level skills for developing behavioral health division at Signature Healthcare and non-profit research institute at Signature Healthcare.
• Credited for creating the protocols by developing strong working relationships with hospitals that decreased unnecessary hospitalizations and improved quality outcomes and risk strategies.
• Played a pivotal role in enhancing healthcare facilities (SNFs) by producing programs and infrastructures.

Indiana Institute of Technology
Adjunct Professor
March 2013 - December 2019 (6 years 10 months)
Louisville, Kentucky Area

During this tenure as Adjunct Professor, I have held full accountability for grading papers, tests, and other work to assess students' progress. As well as, I have produced innovative instructional plan (course or syllabus) and planning lessons and assignments. Furthermore, I have educated Psy-1700 (Introduction to Psychology) and SS2800 (Introduction to Sociology) and delivered advice to students regarding classes to mat their set objectives. Along these, I have created and modified curriculum for a degree/certificate program, including series of courses through the close interaction with colleagues.
• Motivated students and facilitated in attaining their goals by engaging them through frequent interaction.
• Dealt with students to guide them regarding application of their learning in project-based demonstrations.
• Delivered regular constructive feedback by leveraging rubrics effectively for the assessment of student work.
• Demonstrated relevant and current subject-matter expertise and supported students connect concepts.

LIFE CARE CENTER OF AMERICA
Executive Director
May 2000 - March 2004 (3 years 11 months)
Cleveland, Tennessee, United States

Operational oversight of a skilled nursing facility. Responsible for financial, regulatory and clinical performance. Set and managed budgetary parameters for the facility. Improved census development, cost containment to maximize reimbursement, and managed state surveys to maximize clinical excellence.

Education

A.T. Still University of Health Sciences
Doctor of Education (EdD), Health

Capella University
Master of Science (MS), Health/Health Care Administration/Management

University of Tennessee-Knoxville
Master of Science, Clinical/Medical Social Work

Auburn University
Bachelor of Science (BS), Clinical Psychology

Cumberland School of Medical Technology
A.S., Medical Technology · (1981 - 1983)